Exhibit 99.1

KERZNER INTERNATIONAL LIMITED

2.375% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2024

*  CUSIP Nos. 492520AB7 and 492520AA9

NOTICE TO HOLDERS

Reference is made to the Indenture dated as of April 5, 2004 (the “Indenture”), between Kerzner International Limited, an international business company organized under the laws of The Commonwealth of The Bahamas (the “Company”), and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”), and to the Company’s 2.375% Convertible Senior Subordinated Notes due 2024 (the “Notes”) issued thereunder. Each capitalized term used but not defined herein shall have the meaning ascribed thereto in the Indenture.

1.
Pursuant to Section 10.10 of the Indenture, notice is hereby given that Kerzner International Limited has entered into the Amended and Restated Agreement and Plan of Merger, by and among Kerzner International Limited, K-Two Holdco Limited and K-Two Subco Limited, dated as of April 30, 2006 (the “Merger Agreement”), pursuant to which K-Two Subco Limited will be merged (the “Merger”) with and into the Company and the Company will be the surviving entity thereof. Upon consummation of the Merger, subject to the terms and conditions set forth in the Merger Agreement, shareholders of the Company will be entitled to receive $81.00 in cash, without interest, per ordinary share, par value $0.001 per share. Upon completion of the merger, the Company will become a privately held company and its common stock will no longer be traded on The New York Stock Exchange.

2.	The Company expects the merger to be consummated on or about August 30, 2006 (the “Closing Date”).

3.
Pursuant to Section 10.11 of the Indenture, on the Closing Date, the Company and the Trustee will execute and deliver a supplemental indenture providing the Holders the right to convert, subject to the terms and conditions of the Indenture, all or any portion of their Notes equal to $1,000 or any integral multiple thereof into $1,390.79 in cash, without interest.

4.
Pursuant to Section 10.01(a)(iv) of the Indenture, Holders may convert their Notes from and after the Closing Date until 11:59 p.m., New York City time, on the date that is 30 days after the Closing Date (the “Conversion Expiration Date”). The Company expects the Conversion Expiration Date to be on or about September 29, 2006.

* These CUSIP numbers have been assigned by Standard & Poor’s Corporation and are included solely for the convenience of the holders. Neither Kerzner International Limited nor the Trustee shall be responsible for the selection or use of these CUSIP numbers, nor is any representation made as to their correctness on the Notes or as indicated in this notice.

5.	Pursuant to Section 10.02 of the Indenture, in order to exercise the conversion privilege with respect to any interest in a Note, the beneficial holder must:

a.
complete, or cause to be completed, and deliver to The Depository Trust Company appropriate instructions pursuant to the rules and procedures of The Depository Trust Company and deliver, or cause to be delivered, by book-entry delivery an interest in such Note; and

b.	pay the funds required by Section 10.02(c) of the Indenture and any transfer or other tax required by Section 10.03 of the Indenture.

6.
In addition, the Merger will constitute a “Change in Control” under the Indenture. Therefore, pursuant to Section 3.09 of the Indenture, notice is hereby given that, after the consummation of the Merger, each Holder has the right, at the option of the Holder, to require the Company to repurchase, subject to the terms and conditions of the Indenture, all or any portion of their Notes equal to $1,000 or any integral multiple thereof at a price in cash (the “Change in Control Repurchase Price”) equal to 100% of the aggregate principal amount of the Notes plus accrued but unpaid interest up to but not including September 14, 2006 (the “Change in Control Repurchase Date”).

a.	The Change in Control Repurchase Price, including accrued but unpaid interest through the Change of Control Payment Date, will equal $1,009.76 for each $1,000 in principal amount of the Notes.

b.
In order to collect payment of the Change in Control Repurchase Price, including accrued and unpaid interest through the Change of Control Payment Date, the Holder must (i) complete the form entitled “Option to Elect Repurchase Upon a Change in Control” on the reverse of the Note (the “Change in Control Repurchase Notice”) and attached hereto as Exhibit A, duly completed and manually signed and surrender its Notes to the Paying Agent or (ii) complete, or cause to be completed, and deliver to The Depository Trust Company appropriate instructions pursuant to the rules and procedures of The Depository Trust Company and deliver, or cause to be delivered, by book-entry delivery an interest in such Note.

c.
The Change in Control Repurchase Price, including accrued and unpaid interest through the Change of Control Payment Date, for any Notes as to which a Change in Control Repurchase Notice has been given shall be paid promptly following the later of the Change in Control Repurchase Date and the time of surrender of such Notes as described in clause (b) above.

d.
Unless the Company defaults in making payment of such Change in Control Repurchase Price, interest on Notes covered by any Change in Control Repurchase Notice will cease to accrue on and after the Change in Control Repurchase Date.

e.
A Change in Control Repurchase Notice may be withdrawn by means of a written notice of withdrawal complying with the provisions set forth in Section 3.10 of the Indenture delivered to the office of the Paying Agent in accordance with the Change in Control Repurchase Notice at any time prior to the close of business on the Change in Control Repurchase Date.

f.
Notes as to which a Change in Control Repurchase Notice has been given may be converted only if such Change in Control Repurchase Notice has been withdrawn in accordance with the terms of the Indenture.

7.	The Conversion Agent and the Paying Agent with respect to the Notes is The Bank of New York Trust Company, N.A., located at:

Bank of New York
Attn: Corporate Trust Operations
Reorganization Unit
101 Barclay Street -7 East
New York, N.Y. 10286

If you have questions regarding any of the foregoing, please call Geraldine Creswell, of The Bank of New York Trust Company, N.A., at (904) 998-4724.

                            KERZNER INTERNATIONAL LIMITED

                            Dated: August 16, 2006

Exhibit A

FORM OF OPTION TO ELECT REPURCHASE

UPON A CHANGE IN CONTROL

TO: Kerzner International Limited

The undersigned registered holder of this Security hereby acknowledges receipt of a notice from Kerzner International Limited (the “Company”) as to the occurrence of a Change in Control with respect to the Company and requests and instructs the Company to repurchase this Security, or the portion hereof (which is $1,000 principal amount or a multiple thereof) designated below, in accordance with the terms of the Indenture referred to in this Security and directs that the check in payment for this Security or the portion thereof and any Securities representing any unrepurchased principal amount hereof, be issued and delivered to the registered holder hereof unless a different name has been indicated below. If any portion of this Security not repurchased is to be issued in the name of a Person other than the undersigned, the undersigned shall pay all transfer taxes payable with respect thereto.

Dated:

Signature(s)

Fill in for registration of Securities not
repurchased if to be issued other than
to and in the name of registered holder:

_________________________________________
(Name)

_________________________________________
(Street Address)

_________________________________________
(City, State and Zip Code)

_________________________________________
Please print name and address

Principal amount to be converted
(if less than all):

$_________________________________________